SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

November 25, 2003

Vivendi Universal
(Exact name of registrant as specified in its charter)

42, avenue de Friedland
75008 Paris
France
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contents: Selected US GAAP Financial Data.

This report on Form 6-K shall be incorporated by reference in the Registration Statement on Form F-4 (Registration No. 333-106766), as amended, and the Registration Statement on Form F-3 (Registration No. 333-81578), as amended, filed by Vivendi Universal under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by Vivendi Universal under the Securities Act of 1933 or the Securities Exchange Act of 1934.

EXHIBIT LIST
SIGNATURES
EXHIBIT 99.1

EXHIBIT LIST

Exhibit	Description

99.1	Selected US GAAP Financial Data.

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIVENDI UNIVERSAL

By	/s/ George E. Bushnell III

Name: George E. Bushnell III
Title: Vice President

Date: November 25, 2003

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EXHIBIT 99.1

SELECTED US GAAP FINANCIAL DATA

Reconciliation of shareholders’ equity

	June 30,	December 31,
	2003	2002

	(In millions of euro)
Shareholders’ equity as reported in the consolidated statement of Shareholders’ Equity	€12 476	€14 020
Adjustments to conform to US GAAP
Business combinations and goodwill	8 474	8 171
Goodwill impairment charge	(8 861)	(8 861)
Impairment of long-lived assets	11	23
Intangible assets	(465)	(462)
Financial instruments	(1 158)	(1 241)
Disposal of investment in BSkyB	(1 307)	(1 307)
Employee benefit plans	(209)	(196)
Other	(122)	(208)
Tax effect on adjustments	1 273	1 281
Put on Vivendi Universal’s own shares	—	(155)

US GAAP Shareholders’ equity	€10 112	€11 065

Reconciliation of net income (loss)

	Half-year ended June 30,

	2003	2002

	(In millions of euro)
French GAAP net loss as reported in the Consolidated Statement of Income	€(632)	€(12 306)
Adjustments to conform to US GAAP
Business combination and goodwill(1)	303	417
Goodwill impairment charge	—	(454)
Impairment of long-lived assets	(12)	(12)
Intangible assets(2)	(3)	(14)
Financial instruments(3) (4)	111	879
Disposal of investment in BSkyB	—	(2 025)
Employee benefit plans	(13)	(4)
Other(5)	(196)	(1)
Tax effect on adjustments	(9)	709

US GAAP net income (loss) before cumulative effect of change in accounting principle	€(451)	€(12 811)

Cumulative effect of change in accounting principle, after tax(6)	30	(17 062)

US GAAP net loss	€(421)	€(29 873)

Unaudited, French GAAP Basis

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(1)	Amortization of goodwill in French GAAP is reversed, since goodwill is no longer amortized under US GAAP.

(2)	Different basis of trademark amortization recognized in US GAAP.

(3)	In 2003, FAS 133 reconciliation items €60 million; financial instruments related to treasury shares €42 million. In 2002, reversal of accruals for and recognition of losses under French GAAP related to put and call options on treasury shares of €888 million; reversal of reserves related to available for sale assets recognized in profit and loss under French GAAP of €173 million (Dupont); reversal of mark-to market of sold marketable securities (€239) million.

(4)	The valuation of the Class B Preferred Interest and the Put/Call provisions has been performed by Standard & Poor’s (“S&P”) under an engagement with Vivendi Universal. After a review by S&P of their methodology and assumptions, S&P has changed the methodology it uses as of June 30, 2003. Had that methodology been applied to the March 31, 2003 valuation, financial instruments would have been valued at €446 million and US GAAP net loss would have been (€254) million.

(5)	In 2003, these adjustments related mainly to Veolia Environment (“VE”).

(6)	In 2003, adoption of FAS 143 asset retirement obligations. VE has estimated the impact as of June 30, 2003 of the adoption of this standard as of January 1, 2003; this estimate may be revised by at December 31, 2003 in connection with the preparation by VE of its audited financial statements for the full year 2003. However, in the opinion of management, any revision would not result in an amount that would be materially different than the estimate reflected in the adjustment set forth above. In 2002, adoption of FAS 142 impairment. This impairment was effectively recorded under French GAAP in 2001.

Reconciliation of other selected financial data to US GAAP

     — Operating income

	Half-year ended June 30,
	2003	2002

	(In millions of euro)
Operating income — French GAAP	€1 677	€2 290
Adjustments to conform to US GAAP
Elimination of proportionate companies	—	(245)
Real estate defeased properties	22	22
Employee benefit plans	(13)	(4)
Other	31	(11)

Operating income — US GAAP	€1 717	€2 052

     — Financing expenses

	Half-year ended June 30,
	2003	2002

	(In millions of euro)
Financing expenses — French GAAP	€(377)	€(674)
Adjustments to conform to US GAAP
Elimination of proportionate companies	—	68
Real estate defeased properties	(35)	(35)
Other	58	(8)

Financing expenses — US GAAP	€(354)	€(649)

Unaudited, French GAAP Basis

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     — Financial net debt

		Bank overdrafts		Cash and	Total
	Long-term	and other short		cash	financial net
As at June 30, 2003	debt	term borrowings	Gross debt	equivalents	debt

(In millions of euro)
Total financial net debt — French GAAP	€8 512	€8 334	€16 846	€(3 151)	€13 695
Adjustments to conform to US GAAP
VUE Preferred shares class A&B	(2 235)	—	(2 235)	—	(2 235)
Real estate defeased properties	828	—	828	—	828
Other	(13)	433	420	2	422

Total financial net debt — US GAAP	€7 092	€8 767	€15 859	€(3 149)	€12 710

		Bank overdrafts		Cash and	Total
	Long-term	and other short		cash	financial net
As at December 31, 2002	debt	term borrowings	Gross debt	equivalents	debt

	(In millions of euro)
Total financial net debt — French GAAP	€10 455	€9 177	€19 632	€(7 295)	€12 337
Adjustments to conform to US GAAP
VUE Preferred shares class A&B	(2 506)	—	(2 506)	—	(2 506)
AOL Europe LineInvest	—	774	774	—	774
Real estate defeased properties	846	—	846	—	846
Other	(12)	422	410	3	413

Total financial net debt — US GAAP	€8 783	€10 373	€19 156	€(7 292)	€11 864

Unaudited, French GAAP Basis

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